UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

BakBone Software Incorporated

(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 500 San Diego, CA 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

Date: August 1, 2003	By	/s/ KEITH RICKARD
	Title:	President and Chief Executive Officer

[LOGO OF CIBC MELLON]

June 19, 2003

Alberta Securities Commission

BC Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

Dear Sirs:

RE:     Bakbone Software Incorporated

    Annual and Special Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING	July 17, 2003
RECORD DATE FOR NOTICE:	May 30, 2003
RECORD DATE FOR VOTING:	May 30, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 30, 2003
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
ROUTINE BUSINESS ONLY:	No

Yours truly,

CIBC MELLON TRUST COMPANY

“Sandra Evans”

Sandra Evans

Associate Manager

Client Relations

(403) 232-2416

sandra_evans@cibcmellon.com

CIBC Mellon is a licensed user of the CIBC and Mellon trademarks.